Exhibit 99

On August 2, 2007, Fiserv, Inc. (“Fiserv”) entered into an agreement to acquire CheckFree Corporation (“CheckFree”) for approximately $4.4 billion in cash. The transaction is subject to customary closing conditions and is expected to close by the end of 2007. Nevertheless, Fiserv cannot provide any assurance that the acquisition of CheckFree will be consummated within that time frame, or at all. Fiserv is filing the following excerpts from CheckFree’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (“CheckFree Form 10-K”) and CheckFree’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (“CheckFree Form 10-Q”), which excerpts are incorporated by reference into the Registration Statement on Form S-3 to which this document is an exhibit.

CHECKFREE FORM 10-K EXCERPTS

Business

All references to “we,” “us,” “our,” “CheckFree” or the “Company” in this document mean CheckFree Corporation and all entities owned or controlled by CheckFree Corporation, except where it is made clear that the term means only the parent company.

We own many trademarks and service marks. This document contains trade dress, trade names and trademarks of other companies. Use or display of other parties’ trademarks, trade dress or trade names is not intended to, and does not, imply a relationship with the trademark or trade dress owner.

Overview

CheckFree was founded in 1981 as an electronic payment processing company and has become a leading provider of financial electronic commerce products and services. Our current business was developed through the expansion of our core electronic payments business and the acquisition of companies operating in similar or complementary businesses.

Through our Electronic Commerce Division, we enable consumers to review bank accounts and receive and pay bills. For the year ended June 30, 2007, we processed more than 1.3 billion payment transactions and delivered approximately 226 million electronic bills (“e-bills”). For the quarter ended June 30, 2007, we processed approximately 344 million payment transactions and delivered nearly 61 million e-bills. The number of transactions we process each year continues to grow. For the year ended June 30, 2007, growth in the number of consumer service provider (“CSP”) based transactions processed approached 24% and growth in total transactions processed exceeded 16%. The Electronic Commerce Division accounted for approximately 74% of our fiscal 2007 consolidated revenues. On May 15, 2007, we acquired Corillian Corporation (“Corillian”), a provider of online banking software and services. The addition of Corillian expands our ability to provide a fully integrated, secure and scalable online banking, electronic billing and payment platform.

Through our Software Division, we provide software, maintenance, support and consulting services under four product lines — Global Treasury, Reconciliations and Exception Management, Transaction Process Management and Electronic Billing — primarily to large global financial service providers and other companies across a range of industries. The Software Division accounted for approximately 13% of our fiscal 2007 consolidated revenues. On April 2, 2007, we acquired Carreker Corporation (“Carreker”), a provider of technology and consulting services for the financial services industry. The acquisition expands our ability to provide tools that assist global financial institutions with payments processing, fraud and risk management, cash logistics and expert consultancy in the areas of float management and the convergence of check and electronic payments.

Through our Investment Services Division, we provide a range of portfolio management services to financial institutions, including broker dealers, money managers and investment advisors. As of June 30, 2007, our clients used the CheckFree APLsm portfolio accounting system (“CheckFree APL”) to manage nearly 2.7 million portfolios. The Investment Services Division accounted for approximately 13% of our fiscal 2007 consolidated revenues. On May 31, 2007, we acquired substantially all of the assets of Upstream Technologies, LLC (“Upstream”), a provider of advanced investment decision support and trade order management tools. The acquisition allows us to deliver web-based model management, decision support, trading and real-time order management tools as complementary capabilities to our core platform for the managed accounts industry.

Government Regulation

We perform certain services for federally-insured financial institutions and thus we are subject to examination by such financial institutions’ principal federal regulator pursuant to the Bank Service Company Act. As we perform these services for federal thrifts (regulated by the Office of Thrift Supervision), state non-member banks (regulated by the Federal Deposit Insurance Corporation), state member banks (regulated by the Board of Governors of the Federal Reserve System), and national banks (regulated by the Office of the Comptroller of the Currency), among others, the Federal Financial Institutions Examination Council (“FFIEC”) coordinates which federal regulator performs these examinations, and the timing and frequency of the examinations. In addition, because we use the Federal Reserve’s ACH Network to process many of our transactions, we are subject to the Federal Reserve Board’s rules with respect to its ACH Network.

In conducting our business, we are also subject to various laws and regulations relating to the electronic movement of money. In 2001, the USA Patriot Act amended the Bank Secrecy Act (“BSA”) to expand the definition of money services businesses so that it may include businesses such as ours. We submitted a request for an administrative ruling from the Financial Crimes Enforcement Network (“FinCEN”) on September 9, 2002, with respect to whether FinCEN believes us to be a money services business. To date, we have not received a ruling from FinCEN. If our business is determined to be a money services business, then we will have to register with FinCEN as a money services business with the attendant regulatory obligations. Also, 47 states and the District of Columbia have enacted statutes which require entities engaged in money transmission, the sale of traveler’s checks (including money orders), and the sale of stored value cards to register as a money transmitter with that jurisdiction’s banking department, and we have, where required, registered as a money transmitter where appropriate. In addition, as are all U.S. citizens, we are subject to the regulations of the Office of Foreign Assets Control (“OFAC”) which prohibit transactions between U.S. citizens and either Specially Designated Nationals (“SDNs”) or targeted countries in furtherance of U.S. foreign policy objectives. The processing of a “prohibited transaction,” as defined by OFAC, may lead to significant civil and criminal penalties. Further, we are a “financial institution” within the meaning of the Gramm-Leach-Bliley Act (“GLB”) as implemented by the Federal Trade Commission’s Financial Privacy Ruleand, as such, we must give our customers notice and the right to “opt out” of any sharing of non-public personal information (“NPPI”) between us and unaffiliated third parties. Moreover, as a service provider to banks, which are also “financial institutions” under GLB, we are likewise bound to certain restrictions under GLB with respect to third party service providers who receive NPPI from financial institutions. Finally, we are also subject to the electronic funds transfer rules embodied in Regulation E, promulgated by the Federal Reserve Board. The Federal Reserve’s Regulation E implements the Electronic Fund Transfer Act, which was enacted in 1978. Regulation E protects consumers engaging in electronic transfers, and sets forth the basic rights, liabilities, and responsibilities of consumers who use electronic money transfer services and of financial services organizations that offer these services.

Our walk-in bill payment service conducted through CheckFreePay is considered a money services business and as such is registered with FinCEN. In consideration of certain risks posed, the nature of the products and services, the customer base served and the size of CheckFreePay’s operations, we have established and we maintain a program to provide a system of controls and procedures reasonably designed to detect, prevent and report actual or suspected violations of the BSA, money laundering statutes, anti-terrorism statutes and other illicit activity while assuring daily adherence to the BSA. In addition, CheckFreePay currently maintains 40 licenses to comply with the various money transmitter statutes mentioned above, and is subject to annual audits by such jurisdictions.

Risk Factors—Risks Related to Our Business

The market for our electronic commerce services is evolving and may not continue to develop or grow rapidly enough for us to sustain profitability.

If the number of electronic commerce transactions does not continue to grow or if consumers or businesses do not continue to adopt our services, it could have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the electronic commerce market will be driven by the cost, ease-of-use, and quality of products and services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to adopt our services.

Our future profitability depends upon our ability to implement our strategy successfully to increase adoption of electronic billing and payment methods.

Our future profitability will depend, in part, on our ability to implement our strategy successfully to increase adoption of electronic billing and payment methods. Our strategy includes investment of time and money during fiscal 2008 in programs designed to:

•	drive consumer awareness of electronic billing and payment;

•	encourage consumers to sign up for and use the electronic billing and payment services offered by our distribution partners;

•	address consumer concerns regarding privacy and security of their data in using electronic billing and payment services;

•	continue to refine our infrastructure to handle seamless processing of transactions;

•	continue to develop state-of-the-art, easy-to-use technology;

•	increase the number of bills we can present and pay electronically; and

•	successfully integrate Corillian online banking applications with CheckFree’s electronic billing and payment services.

If we do not successfully implement our strategy, revenue growth may be minimized, and expenditures for these programs will not be justified.

Our investment in these programs may have a negative impact on our short-term profitability. Additionally, our failure to implement these programs successfully or to substantially increase adoption of electronic commerce billing and payment methods by consumers could have a material adverse effect on our business, financial condition and results of operations.

It is also possible that the significant amount of press connecting identity theft and online activities might inhibit the growth of consumers using the Internet, which could decrease the demand for our products or services, increase our cost of doing business or could otherwise have a material adverse effect on our business, financial condition and results of operations.

Competitive pressures we face may have a material adverse effect on us.

We face significant competition in our each of our Divisions — Electronic Commerce, Software and Investment Services. Increased competition or other competitive pressures may result in price reductions, reduced margins or loss of business, any of which could have a material adverse effect on our business, financial condition and results of operations. Further, competition will persist and may increase and intensify in the future.

In the Electronic Commerce Division, we face significant competition for all of our products. Our primary competition is the continuance of traditional paper-based methods for receiving and paying bills, on the part of both consumers and billers. In addition, the possibility of billers and CSPs, including large bank clients, continuing to use or deciding to create in-house systems to handle their own electronic billing and payment transactions remains a significant competitive threat. Our large bank customers may explore the possibility of internally performing portions of the outsourced billing and payment services that we provide to them. In-house solutions have always been and will continue to be an option for our customers and a competitive factor facing our business.

Metavante, a division of Marshall and Ilsley Corporation, competes with us most directly from the perspective of providing pay anyone solutions to financial services organizations. In 2006, Online Resources Corp. completed the acquisition of Princeton eCom to become a larger full service banking, billing and bill payment competitor. A number of other companies compete with us by providing some, but not all, of the services that make up our complete e-bill and electronic pay anyone service. For example, Yodlee has publicly stated its strategy is to shift from being an account aggregation provider to become more of a bill payment processor, online banking provider and end-to-end financial services provider. Also, MasterCard International provides a service which allows electronic bill payments, and Visa has recently promoted heavily its credit and debit card products as a convenient means for consumers to pay their bills. Numerous small firms provide technologies that can enable these and other companies to compete with us, and we regularly monitor combinations and alliances of any of the above.

In the area of Internet consumer banking, we primarily compete with other companies that provide outsourced Internet finance solutions to large financial institutions, including S1 Corporation and Financial Fusion, Inc. Within this market segment, we also compete with companies that offer software platforms designed for internal development of Internet-based financial services software, such as IBM’s WebSphere, and the internal information technology personnel of financial institutions that want to develop their own solutions. In addition, we occasionally compete with vendors who primarily target community financial institutions with Internet banking solutions. For the business banking services that financial institutions offer their commercial customers, we also compete with vendors of cash management systems for large corporations.

Our products and services that allow consumers to pay billers directly also face competition. We compete with biller-direct billing and payment Internet sites. Western Union and MoneyGram compete with our walk-in payment services. Each has a national network of retail and agent locations. We also compete with smaller walk-in payment providers in different regions of the United States and with billers who have created in-house systems to handle walk-in payments. BillMatrix, a division of Fiserv, and SpeedPay, a division of Western Union, compete with our phone payments business.

We expect competition to continue to increase as new companies enter our markets and existing competitors expand their product lines and services. In addition, many companies that provide outsourced Internet finance solutions are consolidating, creating larger competitors with greater resources and broader product lines.

The markets for our Software and Investment Services products are also highly competitive. In Software, our competition comes from several different market segments and geographies, including large diversified computer software and service companies and independent suppliers of software products. In Investment Services, our competition comes primarily from providers of portfolio accounting software and outsourced services and from in-house solutions developed by large financial institutions.

Security and privacy breaches in our electronic transactions may damage customer relations and inhibit our growth.

Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers and merchant account numbers. If we are unable to protect, or consumers perceive that we are unable to protect, the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected. A security or privacy breach may:

•	cause our customers to lose confidence in our services;

•	deter consumers from using our services;

•	harm our reputation;

•	expose us to liability;

•	increase our expenses from potential remediation costs; and

•	decrease market acceptance of electronic commerce transactions.

New trends in criminal acquisition and illegal use of personally identifiable data make maintaining the security and privacy of such data more costly and time intensive. The increased cost, along with the increased ability of organized criminal elements focusing on identity theft and identity fraud, may materially impact our reputation as a provider of secure electronic billing and payment services.

While we believe that we utilize proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential subscribers.

We rely on third parties to distribute our electronic commerce and investment services products, which may not result in widespread adoption.

In Electronic Commerce, we rely on our contracts with financial services organizations, businesses, billers, Internet portals and other third parties to provide branding for our electronic commerce services and to market our services to their customers. Similarly, in Investment Services, we rely upon financial institutions, including broker dealers, money managers and investment advisors, to market investment accounts to consumers and thereby increase portfolios on our CheckFree APL system and use of our portfolio management software products. These contracts are an important source of the growth in demand for our electronic commerce and investment service products. If any of these third parties abandons, curtails or insufficiently increases its marketing efforts, it could have a material adverse effect on our business, financial condition and results of operations.

Consolidation in the financial services industry may adversely affect our ability to sell our electronic commerce services, investment services and software.

Mergers, acquisitions and personnel changes at key financial services organizations have the potential to adversely affect our business, financial condition and results of operations. This consolidation could cause us to lose:

•	current and potential customers;

•

business opportunities, if combined financial services organizations were to determine that it is more efficient to develop in-house services similar to ours or offer our competitors’ products or services; and

•	revenue, if combined financial services organizations were able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

We may be unsuccessful in integrating acquisitions, which could result in increased expenditures or cause us to fail to achieve anticipated cost savings or revenue growth.

We are currently seeking to integrate recently acquired businesses as described in this report, including our acquisitions of Carreker, Corillian and Upstream. There are risks inherent in these types of transactions, such as: difficulty in assimilating or integrating the operations, technology, platforms and personnel of the combined companies; difficulties and costs associated with integrating and evaluating the internal control systems of acquired businesses; disruption of our ongoing business, including loss of management focus on existing businesses and marketplace developments; problems retaining key technical and managerial personnel; expenses associated with the amortization of identifiable intangible assets; additional or unanticipated operating losses, expenses or liabilities of acquired businesses; impairment of relationships with existing employees, customers and business partners; and fluctuations in value and losses that may arise from equity investments.

One customer accounts for a significant percentage of our consolidated revenues.

We have one customer, Bank of America, that accounted for approximately 19% of our total consolidated revenues ($189.5 million) for fiscal year 2007, which reflects its use of products and service sin all three of our business segments. The majority of this revenue comes from within our Electronic Commerce Division. The loss or renegotiation of our Electronic Commerce Division contract with Bank of America or a significant decline in the number of transactions we process for it could have a material adverse effect on our business, financial condition and results of operations. No other customer accounts for more than 10% of our consolidated revenues.

If we do not successfully renew or renegotiate our agreements with our customers, our business may suffer.

Our agreements for electronic commerce services with financial services organizations generally provide for terms of two to five years. Our agreements with our portfolio management customers are generally for similar terms. If we are not able to renew or renegotiate these agreements on favorable terms as they expire, it could have a material adverse effect on our business, financial condition and results of operations.

The profitability of our Software Division and certain software products in our Electronic Commerce Division depend, to a substantial degree, upon our software customers electing to annually renew their maintenance agreements. If a substantial number of our software customers declined to renew these agreements, our revenues and profits in this business segment would be materially adversely affected.

Our future profitability depends on a decrease in the cost of processing payment transactions.

If we are unable to continue to decrease the cost of processing transactions, our margins could decrease, which could have a material adverse effect on our business, financial condition and results of operations. Many factors contribute to our ability to decrease the cost of processing transactions, including our Sigma quality program, our customer care efficiency program, our processing technology optimization program, and our focus on continually increasing the number of transactions we process electronically. Our electronic rate, or percentage of transactions processed electronically, was approximately 84% at the end of fiscal years 2005, 2006 and 2007.

We experience seasonal and other fluctuations in our revenues causing our operating results to fluctuate.

We have historically experienced seasonal fluctuations in our software sales, and we expect to experience similar fluctuations in the future. Our software sales and associated license revenue have historically been affected by calendar year end, our fiscal year end, buying patterns of financial services organizations and our sales compensation structure, which measures sales performance at our June 30 fiscal year end.

Further, in our Electronic Commerce Division, we often experience fluctuations in transaction volume and revenue on a quarterly basis. Our analysis has revealed a previously undetected cyclical pattern within the quarters of a given fiscal year that does not impact overall annual transaction growth. We have learned that the sequence of long months or short months in a given quarter, the sequence of long or short months before and after a quarter end date and the mix of processing and non-processing days within the quarter affects sequential quarterly transaction growth. We now believe that, barring unusual events, CSP based sequential quarterly transaction growth in the first and fourth quarters of our fiscal year tends to be lower than CSP based sequential quarterly transaction growth in the second and third quarters of our fiscal year. As a result, we believe we are better able to forecast transaction growth; however, there can be no assurance that we will always be able to accurately forecast such growth. While we do not believe we have identified all factors that could negatively or positively affect transaction growth, including various consumer behavior patterns, we believe that recent consumers to the service engage in fewer transactions than new consumers added to the service in previous years. A slow down in our transaction growth could have a negative impact on our business, financial condition and results of operations.

Seasonality and other quarterly fluctuations can impact our quarterly revenue.

The transactions we process expose us to fraud and credit risks.

Losses resulting from returned transactions, merchant fraud or erroneous transmissions could result in liability to financial services organizations, merchants or subscribers, which could have a material adverse effect on our business, financial condition and results of operations. Although ameliorated by reversibility arrangements with many billers, the electronic and conventional paper-based transactions we process expose us to credit risks. These include risks arising from returned transactions caused by:

•	insufficient funds;

•	unauthorized use;

•	stop payment orders;

•	payment disputes;

•	closed accounts;

•	theft;

•	frozen accounts; and

•	fraud.

We are also exposed to credit risk from merchant fraud and erroneous transmissions.

The attempts by both federal and state governments to combat identity fraud may impose restrictions on the financial community which make the appropriate sharing of data for fraud prevention impractical and overly burdensome. In the event of legislation, our ability to mitigate fraud costs and write-offs maybe negatively impacted.

If we, or our implementation partners, do not effectively implement our solutions acquired from Corillian, we may not achieve anticipated revenues or gross margins.

Our solutions acquired from Corillian are complex and must integrate with other complex data processing systems. Implementing those solutions is a lengthy process, generally taking between three and nine months to complete. In addition, we generally recognize revenues on a percentage-of-completion basis, so our revenues are often dependent on our ability to complete implementations within the time periods that we establish for our projects. We rely on a combination of internal and outsourced teams for our implementations. If these teams encounter significant delays in implementing our solutions for a customer or fail to implement our solutions effectively or at all, we may be unable to recognize any revenues from the contract or may incur losses from the contract if our revised project estimates indicate that we recognized excess revenues in prior periods. In addition, we may incur monetary damages or penalties if we are not successful in completing projects on schedule.

From time to time, we agree to penalty provisions in our contracts that require us to make payments to our customers if we fail to meet specified milestones or that permit our customers to terminate their contracts with us if we fail to meet specified milestones. If we fail to perform in accordance with established project schedules, we may be forced to make substantial payments as penalties or refunds and may lose our contractual relationship with the applicable customers.

We may experience significant losses due to our reliance on agents for walk-in payment services.

Through our contractual relationships with billers, we guarantee consumer payments made at our retail agent locations regardless of whether an agent makes timely deposits of funds collected. We could suffer significant losses if we are unable to manage and control agents making correct and timely deposits, or if we are unable to maintain a sufficient retail agent network.

We may experience breakdowns in our processing systems that could damage customer relations and expose us to liability.

We depend heavily on the reliability of our processing systems in both our Electronic Commerce and Investment Services Divisions. A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation in the event of a system outage or data loss, but we may also be liable to third parties or owe service credits to our customers. Many of our contractual agreements with financial institutions require the payment of credits if our systems do not meet certain operating standards. In addition, in our Electronic Commerce Division, we guarantee the delivery of payments, and any failure on our part to perform may result in late payments or penalties to third parties on behalf of subscribers to our services. In our Investment Services Division, a failure of our system could result in incorrect or mistimed stock trades that may result in third party liability. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include but are not limited to:

•	fire;

•	natural disaster;

•	pandemic outbreak;

•	unauthorized entry;

•	power loss;

•	telecommunications failure;

•	computer viruses;

•	terrorist acts; and

•	war.

Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. Currently, with the exception of CheckFree APL, we outsource some of our disaster recovery operations to a third party vendor, which puts us at risk of the vendor’s unresponsiveness in the event of breakdowns in our systems. Furthermore, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We may experience software defects, computer viruses and development delays, which could damage customer relations, decrease our potential profitability and expose us to liability.

Our products are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected errors, viruses or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in:

•	additional development costs;

•	diversion of technical and other resources from our other development efforts;

•	loss of credibility with current or potential customers;

•	harm to our reputation; or

•	exposure to liability claims.

In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects that could have a material adverse effect on our business, financial condition and results of operations. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation-of-liability provisions in our license and customer agreements, we cannot assure you that these measures will be successful in limiting our liability.

Our products and services must interact with other vendors’ products, which may result in system errors.

Our products are often used in transaction processing systems that include other vendors’ products, and, as a result, our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary modifications could cause us to incur significant expenses.

If we do not respond to rapid technological change or changes in industry standards, our services could become obsolete and we could lose our customers.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, proprietary technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly. To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies.

We may be unable to protect our intellectual property and technology, permitting competitors to duplicate our products and services.

Our success and ability to compete depends, in part, upon our proprietary technology, which includes several patents for our electronic billing and payment processing system and our operating technology. We rely primarily on patent, copyright, trade secret and trademark laws to protect our technology. We also enter into confidentiality and assignment agreements with our employees, consultants and vendors, and generally control access to and distribution of our software documentation and other intellectual property. We also limit customer use of our intellectual property by entering into license agreements which limit the scope of a customer’s use of the intellectual property. We cannot assure you that these measures will provide all of the protection that we need.

Because our means of protecting our intellectual property rights may not be adequate, it may be possible for a third party to copy, reverse engineer or otherwise obtain and use our technology without authorization. In addition, the laws of some countries in which we sell our products do not protect software and intellectual property rights to the same extent as the laws of the United States. A competitor may also be able to sidestep our intellectual property rights by performing key process steps in foreign countries where our United States patent protection does not apply or where we do not have separate intellectual property protection. Unauthorized copying, use or reverse engineering of our products could have a material adverse effect on our business, financial condition and results of operations.

A third party also could claim that our technology infringes its proprietary rights. As the number of software products in our target markets increases and the functionality of these products overlap, we believe that software developers may increasingly face infringement claims. In addition, there has been an increase in patent activity by financial firms during recent years which may increase the number of infringement claims in our market space. These claims, even if without merit, can be time-consuming and expensive to defend. A third party asserting infringement claims against us in the future may require us to enter into costly royalty arrangements or litigation.

Our business could become subject to increased government regulation, which could make our business more expensive to operate.

Our business is currently subject to numerous rules and regulations promulgated by various local, state and federal governmental entities and it is likely that this regulation may increase or change in the future. Such increase or change could make our business more expensive to operate and our products less desirable to use. In particular, due to increased focus by the government on terrorist activities, we may see additional regulation and enforcement targeted at money laundering or making payments to certain prohibited individuals or groups. We have noticed an increased focus by the federal banking regulators, as well as OFAC, on the processing of electronic payments and this focus may shift to us, and other businesses like ours, in the future. FinCEN, the principal federal regulator charged with regulating money services businesses, continues to provide further interpretation on the meaning of “money transmission.” If those interpretations become applicable to our business, then we may be obligated to comply with significant additional regulatory obligations. Various governmental entities have become interested in further regulating the use and sharing of data and protection of the privacy of this data. This interest will likely result in increased regulation around security and privacy of personally identifiable information. It is also possible that new laws and regulations may be enacted with respect to the Internet, including taxation of electronic commerce activities. Because electronic commerce in general, and most of our products and services in particular, are so new, the effect of an increase in regulation or amendment to existing regulation is uncertain and difficult to predict. Any such changes, however, could lead to increased operating costs and reduce the convenience and functionality of our products or services, possibly resulting in reduced market acceptance.

The Federal Reserve rules with respect to its ACH Network incorporate the National Automated Clearinghouse Association (“NACHA”) Rules which provide that we can only access the ACH Network through a bank. If the NACHA Rules, which are incorporated into the Federal Reserves rules governing its ACH Network, were to change to further restrict our access to the ACH Network or limit our ability to provide ACH transaction processing services, it could have a material adverse effect on our business, financial condition and results of operations.

Our walk-in payment business is subject to government regulation and any violation of such regulations could result in civil or criminal penalties or a prohibition against providing money transmitter services in particular jurisdictions.

We conduct our walk-in payment business through CheckFreePay. CheckFreePay is licensed as a money transmitter in those states where such licensure is required. These licenses require CheckFreePay to demonstrate and maintain certain levels of net worth and liquidity and also require CheckFreePay to file periodic reports. In addition to state licensing requirements, CheckFreePay is subject to regulation in the United States by FinCEN, including anti-money laundering regulations and certain restrictions on transactions to or from certain individuals or entities. CheckFreePay has developed a program to monitor its business for compliance with regulatory requirements and has developed and implemented policies and procedures to monitor all of its transactions in order to comply with federal reporting and recordkeeping requirements. Notwithstanding these efforts, the complexity of these regulations will continue to increase our cost of doing business. In addition, any violations of law may result in civil or criminal penalties against us and our officers or the prohibition against us providing money transmitter services in particular jurisdictions.

A weak economy could have a materially adverse impact on our business.

A weak United States economy could have a material adverse impact on our business. In a weak economy, companies may postpone or cancel new software purchases or limit the amount of money they spend on technology and marketing. In our Investment Services Division, growth depends upon individuals and companies continuing to invest in the United States equity markets.

Our quarterly operating results fluctuate and may not accurately predict our future performance.

Our quarterly results of operations have varied significantly and probably will continue to do so in the future as a result of a variety of factors, many of which are outside our control. These factors include:

•	changes in our pricing policies or those of our competitors;

•	loss of customers due to competitors or in-house solutions;

•	relative rates of acquisition of new customers;

•	seasonal patterns;

•	delays in the introduction of new or enhanced services, software and related products by us or our competitors or market acceptance of these products and services; and

•	other changes in operating expenses, personnel and general economic conditions.

As a result, we believe that period-to-period comparisons of our operating results are not necessarily predictive of our future results, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

CheckFree was founded in 1981 as an electronic payment processing company and has become a leading provider of financial electronic commerce products and services. Our current business was developed through the expansion of our core electronic payments business and the acquisition of companies operating similar or complementary businesses.

We operate our business through three independent but inter-related divisions:

•	Electronic Commerce;

•	Software; and

•	Investment Services.

Our Electronic Commerce Division products enable consumers to:

•	review bank accounts,

•	receive and pay bills over the Internet; and

•	pay billers directly through biller-direct sites, by telephone or through our walk-in retail agent network.

For the year ended June 30, 2007, we processed more than 1.3 billion payment transactions and delivered approximately 226 million electronic bills (“e-bills”). For the quarter ended June 30, 2007, we processed approximately 344 million payment transactions and delivered nearly 61 million e-bills. The number of payment transactions we process and the number of e-bills we deliver each year continue to grow. For the year ended

June 30, 2007, growth in the number of consumer service provider (“CSP”) based payment transactions we processed was nearly 24%, growth in total transactions processed exceeded 16% and growth in the number of e-bills we delivered exceeded 22%. Our Electronic Commerce Division accounted for approximately 74% of our fiscal 2007 consolidated revenues.

Through our Software Division, we provide software, maintenance, support and consulting services, through four product lines. These product lines are global treasury, reconciliation and exception management, transaction process management, and electronic billing. Our Software Division operates both domestically and internationally, and accounted for approximately 13% of our consolidated revenues in the year ended June 30, 2007.

Through our Investment Services Division, we provide a range of portfolio management services to help financial institutions, including broker dealers, money managers and investment advisors. As of June 30, 2007, our clients used the CheckFree APLSM portfolio management system (“CheckFree APL”) to manage nearly 2.7 million portfolios. Our Investment Services Division accounted for approximately 13% of our consolidated revenues in the year ended June 30, 2007.

Executive Summary

A number of events have had an impact on our operating results when comparing the fiscal year ended June 30, 2007 to the fiscal year ended June 30, 2006 and 2005, respectively.

•

Our acquisition of substantially all of the assets of Upstream Technologies LLC (“Upstream”) for $28 million in cash in May 2007, and for which we incurred $0.9 million of integration-related costs through June 30, 2007;

•	Our acquisition of Corillian Corporation (“Corillian”) for $245 million in cash in May 2007, and for which we incurred $2.6 million of integration-related costs through June 30, 2007;

•	Our acquisition of Carreker Corporation (“Carreker”) for $206 million in cash in April 2007, and for which we incurred $2.6 million of integration-related costs through June 30, 2007;

•	The vesting of one million performance-based warrants held by a customer, resulting in a non-cash charge of $11.0 million against revenue in the quarter ended March 31, 2007;

•	The divestiture of our M-Solutions business unit for $18.6 million in February 2006, which was accounted for as a discontinued operation;

•	Our acquisition of PhoneCharge, Inc. (“PhoneCharge”) for $100 million in cash in January 2006;

•	Slower than expected transaction growth in the quarters ended June 20, 2006 and September 30, 2006;

•

The negative impact on interest-based revenue from our largest bank customer migrating from a processing model that guarantees funds to our standard risk-based processing model during the quarter ended March 31, 2006;

•

The expiration of our agreements with First Data Corporation (“FDC”) in August 2005 and Microsoft Corporation (“Microsoft”) in December 2005, reducing year-over-year minimum-based revenue by $21.0 million, and the related completion of the amortization of intangible assets in September 2005 resulting from our September 2000 acquisition of MSFDC, L.L.C. (“TransPoint”), eliminating $16.5 million of year-over-year amortization expense;

•	Our purchase of substantially all of the assets of Aphelion, Inc. (“Aphelion”)for $18.1 million in cash in October 2005; and

•	Our purchase of substantially all of the assets of Integrated Decision Systems, Inc. (“IDS”) for $18.0 million in cash in September 2005.

Due to growth in all of our business segments, including the positive and negative impacts of the items identified above, our consolidated revenue grew by nearly 11% during the year ended June 30, 2007. We earned income from continuing operations of $190.9 million in the year ended June 30, 2007, an increase of about 3% over the $186.1 million earned last year.

Revenue in our Electronic Commerce Division of $723.1 million for the year ended June 30, 2007, represents growth of 9% over the prior year. Excluding the $11.0 million charge for warrants to a customer and the impact of purchase accounting on deferred revenue of $2.7 million, year over year revenue growth would be 11%. Including the impact of telephone bill payments we acquired with PhoneCharge in January 2006, our volume of transactions processed grew by greater than 16%, to more than 1.3 billion for the year ended June 30, 2007, over the more than 1.1 billion we processed last year. We delivered approximately 226 million e-bills in the year ended June 30, 2007, representing a 22% increase above the nearly 185 million e-bills we delivered during the year ended June 30, 2006. Our acquisitions of Corillian in May 2007, the revenue enhancement (“RevE”) service of Carreker in April 2007, and Aphelion in October 2005 provided additional revenue to our Electronic Commerce business. Offsetting growth in our Electronic Commerce business were the previously mentioned $11.0 million non-cash charge against revenue for warrants held by a customer that vested in the quarter ended March 31, 2007, the impact of purchase accounting adjustments to deferred revenue related to Corillian and the RevE service from Carreker, the decline in revenues from Microsoft and FDC, and reductions in interest-based revenue resulting from our largest bank customer migrating to our standard risk-based payment processing model in the quarter ended March 31, 2006.

Successful efforts to improve efficiency and quality have resulted in lower cost per transaction, allowing us to share scale efficiencies with our customers through volume-based pricing discounts. When combined with the aforementioned reductions of high margin revenue minimums and interest-based revenue, and absent the non-cash charge for warrants, our Electronic Commerce operating margin has declined from 37% for the year ended June 30, 2006, to 35% for the year ended June 30, 2007.

During the quarters ended June 30, 2006 and September 30, 2006, we experienced sequential quarterly transaction growth which was lower than our expectations. Since then, we have performed analysis on the causes, including a regression analysis of key transaction volume drivers on a large portion of our CSP customers for our last four fiscal years. Our analysis has revealed a previously undetected cyclical pattern within the quarters of a given fiscal year that does not impact overall annual transaction growth. We have learned that the sequence of long months or short months in a given quarter, the sequence of long or short months before and after a quarter end date and the mix of processing and non-processing days within the quarter affects sequential quarterly transaction growth. We now believe that, barring unusual events, CSP based sequential quarterly transaction growth in the first and fourth quarters of our fiscal year tends to be lower than CSP based sequential quarterly transaction growth in the second and third quarters of our fiscal year. As a result, we believe we are better able to forecast transaction activity; however, we cannot assure that we will always be able to accurately forecast such growth. While we do not believe we have identified all factors that could affect transaction growth, including various consumer behavior patterns, we believe that recent consumers to the service engage in fewer transactions than new consumers added to the service in previous years. Finally, our analysis has revealed that it is important for investors to understand the differing growth patterns between CSP and non-CSP customers. Therefore, we have enhanced the reporting of our Electronic Commerce Division metrics to include separate revenue and volume trends for our CSP, non-CSP and e-bill delivery customers.

Revenue in our Software Division of $125.5 million for the year ended June 30, 2007, represents growth of 15% over last year due primarily to our acquisition of Carreker, but also due to stronger sales in our global treasury and securities products in fiscal 2007. Excluding the $9.7 million impact of purchase accounting on deferred revenue, year over year revenue growth would have been 24%. Our operating margin decreased slightly from 19% for the year ended June 30, 2006 to 18% for the current year due primarily to the addition of a breakeven Carreker business in the quarter ended June 30, 2007.

Our Investment Services Division generated 17% year-over-year growth in portfolios managed to more nearly 2.7 million as of June 30, 2007, from nearly 2.3 million for the previous year. We continue to invest heavily in the rewrite of our CheckFree APL operating system, named CheckFree EPLSM (Enhanced Portfolio Lifecycle). Despite the resulting lower near-term operating margin, we expect this investment to provide us the opportunity to expand our services into the rapidly growing separately managed accounts (“SMA” and “SMAs”) market. In September 2005, we purchased substantially all of the assets of Integrated Decision Systems, Inc. (“IDS”) and, in February 2006, we divested our M-Solutions business. Along with steady underlying portfolio growth, we expect our operating margin in Investment Services to remain in the upper teens to low twenty percent level until we complete our system rewrite and the related migration of our customer base to the new operating platform.

During the quarter ended September 30, 2006, we repurchased 2,637,747 shares of our common stock for $100 million, and during the quarter ended December 31, 2006, we repurchased another 1,273,807 shares for $50 million, at a combined weighted average per share price of $38.35. Additionally, due to the further use of cash combined with draws against our revolving credit facility to fund our acquisitions of Carreker, Corillian and Upstream, we ended fiscal 2007 with a $204 million outstanding balance on the revolving credit facility.

As you review our historical financial information in this document, you should be aware that, in the quarter ended March 31, 2006, we divested of M-Solutions, a business within our Investment Services segment. SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that we report the results of operations from the divested business separately as earnings from discontinued operations for all periods presented. Therefore, we have restated historical statements of operations data for the year ended June 30, 2006 and 2005, to exclude M-Solutions from income from continuing operations.

The following table sets forth as percentages of total revenues, consolidated statements of operations data:

	Year Ended June 30,
	2007	2006	2005
Total revenues	100.0%	100.0%	100.0%
Expenses:
Cost of processing, servicing and support	41.2	39.0	39.6
Research and development	11.5	11.6	10.7
Sales and marketing	10.1	9.9	9.2
General and administrative	8.1	7.0	7.7
Depreciation and amortization	9.3	11.3	23.4
Reorganization charge	—	—	0.7

Total expenses	80.4	78.8	91.3
Income from continuing operation before other income and expenses	19.6	21.2	8.7
Equity in net loss of joint venture	(0.1)	(0.4)	(0.4)
Interest income	1.3	1.5	1.2
Interest expense	(0.3)	(0.1)	(0.1)

Income from continuing operations before income taxes	20.5	22.2	9.4
Income tax expense	7.7	8.5	3.3

Income from continuing operations	12.8	13.7	6.1
Earnings from discontinued operations before income taxes (including gain on disposal of $12,821,000 in FY 2006)	—	1.6	0.2
Income tax expense on discontinued operations	—	0.9	0.1

Income from discontinued operation	—	0.7	0.1

Net income	12.8%	14.4%	6.2%

Results of Operations

Years Ended June 30, 2007 and 2006

The following table sets forth our consolidated revenues for the years ended June 30, 2007 and 2006, respectively:

Total Revenues (000’s)

	June 30,		Change
	2007	2006	$	%
Year ended	$972,644	$879,402	$93,242	10.6%

Our growth in total revenues of 10.6% was driven by 9% growth in our Electronic Commerce business, 15% growth in our Software business and 16% growth in our Investment Services business.

Overall growth in Electronic Commerce, including the acquisition of Corillian in May 2007 and the RevE service from the acquisition of Carreker in April 2007, continued to be driven primarily by more than 16% growth in transactions processed, from more than 1.1 billion in the year ended June 30, 2006, to more than 1.3 billion in the year ended June 30, 2007. Included in our transaction-based revenue was a full year of operations from our acquisition of PhoneCharge in January 2006, against only six months of operations in the prior year. We delivered approximately 226 million e-bills during fiscal 2007, a growth rate exceeding 22% over the nearly 185 million e-bills delivered during fiscal 2006. We have experienced growth in our Health & Fitness products, driven primarily by our acquisition of Aphelion in October 2005. Also, our previously mentioned acquisition of Corillian and the RevE service from Carreker provided more than $23 million of additional revenue on a combined basis in our year ended June 30,2007. Revenue growth has been negatively impacted by several factors over the past year. We have established pricing models that provide volume-based discounts in order to share scale efficiencies with our customers. As a result of continued transaction growth and better utilization of efficiencies of scale, our CSP based average revenue per transaction continued to decline. During fiscal 2006, our TransPoint related contracts with Microsoft and FDC expired, which, on a combined basis, negatively impacted total company revenue growth by about 2%. Also, our largest bank customer migrated from a processing model that guarantees funds, to our standard risk-based processing model, which negatively impacted our interest-based revenue. Finally, within the quarter ended March 31, 2007, we recorded a non-cash charge of $11.0 million as a reduction in revenue for the fair value of one million performance-based warrants held by a bank customer that vested in the quarter.

Growth in our Software business has been driven primarily by increased sales of our global treasury and securities products, also known as transaction process management, combined with modest growth in maintenance revenue resulting from new license sales and positive annual customer retention, offset somewhat by lower consulting services revenue. Additionally, our acquisition of Carreker provided a full quarter of new license, maintenance and professional services revenue, albeit discounted by the impact of purchase accounting on deferred revenue assumed in the acquisition.

Growth in Investment Services revenue was driven primarily by a 17% increase in portfolios managed, from nearly 2.3 million at June 30, 2006, to nearly 2.7 million as of June 30, 2007. We continue to add new portfolios to our CheckFree APL system at lower price points, driven by increased volume coming from lower priced broker dealers, and by conscious price reductions at contract renewal, where we trade off near-term revenue growth against long-term strategic advantage. Additionally, our acquisition of IDS in September 2005 provided a full year of revenue during fiscal 2007 versus just over three quarters in fiscal 2006. We received little revenue from our May 31, 2007 acquisition of Upstream.

Across all segments of our business, for the year ended June 30, 2007, Bank of America generated total revenue of $189.5 million, which exceeded 19% of our consolidated revenues. The majority of this revenue comes from within our Electronic Commerce Division. Bank of America revenue was positively impacted by their acquisition of Fleet Bank, not previously a customer of ours, and MBNA, which was previously a customer but is now included in Bank of America’s revenue. Our Electronic Commerce agreement with Bank of America has a

10-year term expiring in 2010. The contract includes annual minimum revenue guarantees of $50.0 million, provides tiered pricing which reflects the volume of activity provided by Bank of America and provides for up to five million incentive-based warrants that the bank can earn upon reaching various levels of subscriber adoption and the delivery of e-bills, one million of which the bank earned in the quarter ended March 31, 2007. Bank of America remains the only customer that exceeds 10% of our consolidated revenues.

The following tables set forth comparative revenues, by type, for the years ended June 30, 2007 and 2006, respectfully.

Processing and Servicing Revenue (000’s)

	June 30,		Change
	2007	2006	$	%
Year ended	$809,814	$754,076	$55,738	7.4%

We earn processing and servicing revenue in both our Electronic Commerce and our Investment Services businesses. Annual revenue growth was driven primarily by growth in payment transactions processed and e-bills delivered within Electronic Commerce as well as portfolio growth within Investment Services. Total payment transactions increased by more than 16%, from more than 1.1 billion for the year ended June 30, 2006 to more than 1.3 billion for the year ended June 30, 2007, composed of approximately 24% growth in CSP based transactions and a decline of 4% in non-CSP based transactions. Revenue growth from CSP based payment transaction growth was offset by tier-based volume pricing discounts, the expiration of the monthly minimum revenue guarantees from Microsoft in December 2005 and FDC in August 2005, and the negative impact on interest-based revenue from the migration of our largest bank customer from a processing model that guarantees funds to our standard risk-based processing model; all of which, on a combined basis, resulted in a $0.10 decrease in average revenue per CSP transaction for the year. This revenue per transaction decrease does not reflect the $11.0 million non-cash warrant charge in the quarter ended March 31, 2007. Our acquisition of PhoneCharge in January 2006 provided transaction growth in relatively high-priced phone-based payments in our non-CSP based business. This growth was offset by a decline in walk-in payments as customers began shifting to a consumer fee-based pricing model, which provides us with fewer, but more profitable, transactions and a decline in payments made directly at biller websites. The change in the mix within the non-CSP area resulted in a $0.13 increase in average revenue per non-CSP transaction for the year. We delivered approximately 226 million e-bills during the year ended June 30, 2007, representing an increase of 22% over the nearly 185 million e-bills delivered in the previous year. We experienced year-over-year growth in our Health & Fitness products, driven primarily by our acquisition of Aphelionin October 2005. We experienced 17% growth in portfolios managed in our Investment Services division, from nearly 2.3 million as of June 30, 2006, to nearly 2.7 million as of June 30, 2007.

During the quarters ended June 30, 2006 and September 30, 2006, we experienced sequential quarterly transaction growth which was lower than our expectations. We experienced a greater-than-expected dip in transactions in April 2006 combined with transaction growth for the rest of the quarter that was not as significant as previous years, and a slowdown in consumer activity at our largest bank customer. Since then, we have performed analysis on the causes, including a regression analysis of key transaction volume drivers on a large portion of our CSP customers for our last four fiscal years. We have learned that the sequence of long months or short months in a given quarter, the sequence of long or short months before and after a quarter-end date and the mix of processing and non-processing days within the quarter affects sequential quarterly transaction growth. We have also learned that the slowdown in consumer activity at our largest bank customer was affected by the combination of that customer’s shift to our standard risk-based processing model in the quarter ended March 31, 2006, and a somewhat slower transaction growth rate given the industry-leading consumer penetration at that customer.

Our analysis has revealed a previously undetected cyclical pattern within the quarters of a given fiscal year that does not impact overall annual transaction growth. We now believe that, barring unusual events, CSP-based sequential quarterly transaction growth in the first and fourth quarters of our fiscal year tends to be lower than CSP-based sequential quarterly transaction growth in the second and third quarters of our fiscal year. As a result, based on what we have learned over the past year, we believe we are better able to forecast transaction growth; however, we cannot assure that we will always be able to accurately forecast such growth. While we do not believe we have identified all factors that could affect transaction growth, including various consumer behavior patterns, and while we will continue to analyze our transaction growth patterns for evidence of other such factors, we believe that recent consumers to the service engage in fewer transactions than new consumers added to the service in previous years. Our analysis has revealed that it is important for investors to understand the differing growth patterns between CSP and non-CSP customers. Therefore, as previously mentioned, we have enhanced the reporting of our Electronic Commerce Division metrics to include separate revenue and volume trends for our CSP, non-CSP and e-bill delivery customers.

License Fee Revenue (000’s)

	June 30,		Change
	2007	2006	$	%
Year ended	$46,209	$35,196	$11,013	31.3%

Historically, we derived license fee revenue almost entirely from product sales in our Software Division. However, with our May 2007 acquisition of Corillian, we will begin to reflect meaningful license fee revenue in our Electronic Commerce Division. Growth in license fee revenue is due primarily to increased sales of our global treasury products in fiscal 2007, due in large part to the successful integration of products resulting from our acquisition of Accurate Software, Ltd. (“Accurate”) in April 2005. Additionally, our acquisitions of Carreker and Corillian in the quarter ended June 30, 2007 contributed approximately 7% of our license revenue growth for the year.

Maintenance Fee Revenue (000’s)

	June 30,		Change
	2007	2006	$	%
Year ended	$55,217	$42,218	$12,999	30.8%

Maintenance fees, which represent annually renewable product support for our software customers, primarily relate to our Software Division, and tend to grow with incremental license sales from previous periods. Our maintenance base continues to grow as a result of recent license sales, high annual customer retention, and moderate price increases across all of our Software businesses. However, our September 2005 acquisition of IDS within our Investment Services Division, our April 2007 acquisition of Carreker within our Software Division and our May 2007 acquisition of Corillian within our Electronic Commerce Division resulted in new sources of maintenance revenue for us, and represent nearly 16% of our annual growth in maintenance revenue on a combined basis. We recognize maintenance fees ratably over the term of the related contractual support period. Based on the nature of maintenance fees, we would expect minimal future growth without continued incremental license sales.

Professional Fee Revenue (000’s)

	June 30,		Change
	2007	2006	$	%
Year ended	$61,404	$47,912	$13,492	28.2%

Professional fee revenue consists primarily of consulting and implementation fees across all three of our divisions. Our expanded product lines over the past several years, including our acquisitions of Carreker, Corillian and Upstream in the quarter ended June 30, 2007, have provided us additional opportunities to offer services to our customers. On a combined basis, the addition of Carreker, Corillian and Upstream provided nearly 26% of our growth in professional services revenue for the year. Because professional fees are typically project oriented, they will fluctuate from period to period. Unlike most of our existing software applications, software products associated with our recent acquisitions of Carreker and Corillian require significant consulting services for customer installation and customization. Therefore, we expect growth in professional service fee revenue in the coming fiscal year. Growth in professional fees from our recent acquisitions has been offset somewhat by a modest decline in legacy software services due to fewer large contracts during fiscal 2007.

Cost of Processing, Servicing and Support (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$401,176	41.2%	$342,535	39.0%

Cost of processing, servicing and support, as a percentage of revenue, has increased by 2.3% on a year-over-year basis. Excluding the non-cash warrant charge in the quarter ended March 31, 2007, cost of processing, as a percentage of revenue, has increased by 1.8% on a year-over-year basis. This is due in large part to the previously mentioned loss of high margin Microsoft and FDC revenues in the first half of fiscal 2006 and the negative impact on interest-based revenue from our largest customer changing payment processing models in the quarter ended March 31, 2006. In both Electronic Commerce and Investment Services, we continue to focus investment on additional efficiency and quality improvement within our customer care processes and our information technology infrastructure, and are leveraging a significantly fixed cost infrastructure to drive improvement in cost per transaction processed and cost per portfolio managed. Within Electronic Commerce, our electronic payment rate is currently 84%. Electronic payments carry a significantly lower variable cost per unit than paper-based payments and are far less likely to result in a costly customer care claim. It is difficult to raise the electronic rate above the 84% level as it takes an increasing number of relatively small merchants to sign up for electronic payment receipt to improve the number a single percentage point. Also, a portion of the pay by phone transactions are credit card payments, carrying interchange fees, which place downward pressure on gross margins for that part of the business. Relatively high growth in credit card payments in the future could place downward pressure on the gains we expect from continued Six Sigma-based process improvements within our Electronic Commerce business. Looking forward, we expect some near-term pressure on our gross margin as we invest in resources to support our data center and high-availability disaster recovery efforts. These efforts began in earnest in the quarter ended June 30, 2006, and we expect continued incremental investment in this area well into fiscal 2008.

Due to the relative significance of the incremental maintenance and service fee revenue resulting from the acquisitions of Carreker and Corillian in the quarter ended June 30, 2007, nearly 3% of the growth in cost of processing, servicing and support has resulted from these two acquisitions alone.

Research and Development (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$112,077	11.5%	$101,854	11.6%

Research and development cost as a percentage of revenue has remained fairly consistent over the past year as we continue to invest in product enhancement and productivity improvement initiatives in all of our core businesses, including the rewrite of our operating system within Investment Services, named CheckFree EPL. Testing of EPL has begun and we are currently scheduled to begin initial customer migration in the first half of fiscal 2008. We have incurred combined incremental research and development costs of about $6.7 million from our acquisitions of IDS in September 2005, Aphelion in October 2005, PhoneCharge in January 2006, Carreker in April 2007, Corillian in May 2007 and Upstream in May 2007.

Sales and Marketing (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$98,459	10.1%	$87,418	9.9%

Approximately 9% of the absolute dollar increase in sales and marketing expense is the combined result of our acquisitions of IDS, Aphelion, PhoneCharge, Carreker, Corillian and Upstream. In addition to the impact of acquisitions, growth in sales and marketing cost is mainly due to a general increase in sales costs in our Software Division related to license sales growth and an increase in marketing program costs in Electronic Commerce geared toward improved consumer adoption and greater insight into consumer behavior.

General and Administrative (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$79,057	8.1%	$61,948	7.0%

Although acquisition related synergy actions were announced internally before June 30, 2007, certain of the associates within the general and administrative area will remain well into next fiscal year to ensure an effective migration of internal systems. Absent these carryover expenses, we have largely been able to leverage our general and administrative costs.

Depreciation and Amortization (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$90,937	9.3%	$99,530	11.3%

Depreciation and amortization expenses resulting from the purchase of operating fixed assets and capitalized software development costs increased to $47.0 million for the year ended June 30, 2007, from $43.1 million for the year ended June 30, 2006. It should be noted that approximately $30 million of the year-over-year property, plant and equipment additions on our balance sheet for the year ended June 30,2007, relate to construction-in-progress for the addition of a data center facility. We do not expect to begin depreciating this asset until it becomes operational some time in the second quarter of fiscal 2008. The remainder of our depreciation and amortization expense represents purchase accounting amortization.

Despite additional amortization from intangible assets acquired from IDS in September 2005, Aphelion in October 2005, PhoneCharge in January 2006, Carreker in April 2007, Corillian in May 2007 and Upstream in May 2007, purchase accounting amortization expense decreased overall due to intangible assets that fully amortized during fiscal 2006. In particular, completion of the amortization of the TransPoint strategic agreements in the quarter ended September 30, 2005 resulted in a decrease in amortization expense of approximately $16.5 million on a year-over-year basis. We expect a full year of amortization of intangible assets resulting from the aforementioned acquisitions of Carreker, Corillian and Upstream will cause a relatively significant increase in purchase accounting amortization for the year ending June 30, 2008.

Equity in Loss of Joint Venture (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	$(1,078)	(0.1)%	$(3,100)	(0.4)%

In April 2004, we announced a joint venture, OneVu Limited (“OneVu”), with Voca Limited (“Voca”), to create an integrated electronic billing and payment network for billers and banks in the United Kingdom. We have an equity interest of approximately 46.6% in OneVu and, therefore, we account for our interest in OneVu under the equity method of accounting. We provided 100% of OneVu’s necessary working capital requirements during its formative stage and, therefore, the equity in net loss of OneVu represented 100% of losses incurred by OneVu through March 31, 2006. In March 2006, we entered into an additional funding arrangement with Voca related to OneVu whereby both joint venture partners contributed approximately $830,000 in exchange for a security interest in OneVu subordinate to our previous funding. OneVu obtained a line of credit facility from a bank in the amount of approximately $2.7 million and we have guaranteed the credit facility. Accordingly, beginning in April 2006, we continued to record the operations of OneVu on the equity basis of accounting now recognizing 46.6% of the results of operations of OneVu. Because of our debt guarantee, our portion of the operating losses has caused the carrying value of our investment in the joint venture to fall below zero, becoming a liability in the quarter ended September 30, 2006. The liability will continue to increase as long as the joint venture incurs losses and will be reduced by our share of any profits.

Net Interest (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended
Interest income	$12,693		$13,441
Interest expense	(3,099)		(986)

Net interest	$9,594	1.0%	$12,455	1.4%

Cash flow provided by operating activities during the year ended June 30, 2007 was used to fund a$150 million share repurchase program and a significant portion of our acquisitions of Carreker, Corillian and Upstream. The related decline in average invested assets for the year resulted in lower interest income. The remainder of our acquisition costs were funded through draws against our revolving credit facility in the quarter ended June 30, 2007. As of June 30, 2007 the outstanding balance on the revolving credit facility was approximately $204 million. The increase in interest expense is due primarily to the debt service on the revolving credit facility. Our data center financing agreement accumulated a balance of $40 million as of June 30, 2007; however, construction period interest expense related to the datacenter credit facility has been capitalized to construction-in-progress and interest expense from this credit facility will not impact our income statement until the data center is placed in service, currently expected in the second quarter of fiscal 2008.

Income Tax Expense (000’s)

	June 30,
	2007		2006
	$	Effective Rate	$	Effective Rate
Year ended	$75,016	37.6%	$74,455	38.1%

Our overall blended statutory rate (federal, state and foreign combined) approached 38.5%. Our effective rate of 37.6% and 38.1% for the years ended June 30, 2007 and 2006, respectively, was lower than our blended statutory rate due to tax free municipal interest income earned on our investment portfolio, earned research and development tax credits and differing income tax rates in the various tax jurisdictions in which we operate, net of certain valuation allowances against net operating losses in certain tax jurisdictions that we do not anticipate using in the future.

Earnings from Discontinued Operations (000’s)

	June 30,
	2007		2006
	$	% Revenue	$	% Revenue
Year ended	—	—	$14,310	1.6%

In the quarter ended March 31, 2006, we divested the assets of M-Solutions, a component of Investment Services. SFAS 144, “Accounting for the Impairment or Disposal of Long-Lives Assets,” requires that we report the results of operations from the divested business, including the $12.8 million gain on the sale, separately as earnings from discontinued operations for all periods presented. Other than the gain itself, M-Solutions historically provided modest earnings on an annual basis.

Income Tax Expense on Discontinued Operations (000’s)

	June 30,
	2007		2006
	$	Effective Rate	$	Effective Rate
Year ended	—	—	$8,064	56.4%

Our earnings from discontinued operations include a $12.8 million gain on the sale of M-Solutions in the year ended June 30, 2006. Our book basis gain on the sale includes the impact of the related write-off of goodwill, which is non-deductible for income tax purposes. The higher tax basis gain on the sale resulted in an effective rate of 56.4% for fiscal 2006.

Years Ended June 30, 2006 and 2005

The following table sets forth our consolidated revenues for the years ended June 20, 2006 and 2005, respectively.

Total Revenues (000’s)

	June 30,		Change
	2006	2005	$	%
Year ended	$879,402	$749,847	$129,555	17.3%

Our growth in total revenues of 17% was driven by 14% growth in our Electronic Commerce business, 21.8% growth in our Investment Services business and 35% growth in our Software business.

Overall growth in Electronic Commerce, including our telephone bill pay business acquired in January 2006, was driven primarily by 25% growth in transactions processed, from almost 905 million in the year ended June 30, 2005, to over 1.1 billion in the year ended June 30, 2006. We also delivered nearly 185 million e-bills during fiscal 2006, a growth rate of 32% over about 140 million e-bills delivered during fiscal 2005. As interest rates rose throughout fiscal 2006, we experienced revenue growth in our interest-sensitive products such as Account Balance Transfer (“ABT”). Finally, we earned modest revenue growth from our October 2005 acquisition of Aphelion. Revenue growth was negatively impacted by several factors during the year ended June 30, 2006. Our pricing models provide volume-based discounts in order to share scale efficiencies with our customers. Therefore, as a result of significant transaction growth and better utilization of efficiencies of scale, our average revenue per transaction continued to decline with respect to our transaction-based revenue. During fiscal 2006, our TransPoint related contracts with Microsoft and FDC expired, which, on a combined basis, negatively impacted revenue growth by about 3% in the year. Also, our largest bank customer migrated from a processing model that guarantees funds to our standard risk-based processing model, which negatively impacted our interest-based revenue and resulted in the loss of another percentage point of revenue growth in fiscal 2006.

Growth in our Investment Services business was driven primarily by a 20% increase in portfolios managed, from 1.9 million at June 30, 2005, to nearly 2.3 million at June 30, 2006. During the year ended June 30, 2006, we added new portfolios to our CheckFree APL system at a lower price point, driven by the increased volume coming from lower priced broker dealers, and by conscious price reductions, where we trade off near-term revenue growth against long-term strategic advantage. Additionally, our September 2005 acquisition of IDS improved fiscal 2006 revenue growth within Investment Services by about 5%.

Growth in our Software business was due primarily to a full year of Accurate operations in fiscal 2006 as compared to less than three months of Accurate operations in fiscal 2005. As a result of the effective integration of Accurate, we achieved solid growth in our ORM line of business. We believe this to have been the combined result of improved execution within the Software Division and improvement in the U.S. economy during fiscal 2006.

Across all segments of our business, for the year ended June 30, 2006, Bank of America generated total revenue of $173.7 million, which exceeded 19% of our consolidated revenues. Bank of America was the only customer that exceeded 10% of our consolidated revenue.

The following tables set forth comparative revenues, by type, for the years ended June 30, 2006 and 2005, respectively.

Processing and Servicing Revenue (000’s)

	June 30,		Change
	2006	2005	$	%
Year ended	$754,076	$660,541	$93,535	14.2%

While stable growth in portfolios managed in our Investment Services business contributed positively, the increase in processing and servicing revenue was attributed primarily to the aforementioned transaction growth in our Electronic Commerce business. Annual growth in transactions was favorably influenced by our phone-based bill payment offering, resulting from the acquisition of PhoneCharge in January 2006. Our traditional electronic bill payment products provided the remainder of growth within Electronic Commerce. During fiscal 2006, we delivered nearly 185 million e-bills, representing 32% growth over the 140 million e-bills delivered during fiscal 2005, with an average price of $0.16 per e-bill in each year. Additionally, with interest rates rising over the fiscal year ended June 30, 2006, we experienced revenue growth from our interest-sensitive products. Annual volume-based growth in processing and servicing revenue was somewhat offset by tier-based volume pricing discounts within both our Electronic Commerce and Investment Services businesses. Additionally, growth was negatively impacted by the aforementioned expiration of our processing contracts with Microsoft in December 2005 and FDC in August 2005, and the impact on interest-based revenue resulting from our largest bank customer migrating to a risk-based processing model during the quarter ended March 31, 2006.

We experienced a greater than expected dip in transactions in April 2006 combined with transaction growth for the rest of the quarter that was no as significant as previous years, and a slowdown in consumer activity at our largest bank customer. This phenomenon was not solely bank-based, as transaction growth slowed in all payment channels — on-line, biller direct, walk-in and phone-based transactions. We were not fully certain as to all of the reasons for this lower than anticipated transaction growth and we entered fiscal 2007 focusing our analysis toward consumer and payment activity. See “Executive Summary” above in this Management’s Discussion and Analysis for a discussion of our analysis of transaction growth following the end of fiscal 2006.

License Fee Revenue (000’s)

	June 30,		Change
	2006	2005	$	%
Year ended	$35,196	$28,458	$6,738	23.7%

Our acquisition of Accurate in April 2005 contributed significantly to our license revenue growth in fiscal 2006 as integration efforts with our core products resulted in a significant increase in sales of our ORM product line. Sales of our integrated ORM product line were improving both domestically and internationally, and we were guardedly optimistic about our license sale growth opportunities as we entered fiscal 2007.

Maintenance Fee Revenue (000’s)

	June 30,		Change
	2006	2005	$	%
Year ended	$42,218	$31,231	$10,987	35.2%

Our fiscal 2006 acquisition of Accurate provided about half of our year-over-year growth in maintenance revenue. The remainder resulted from annual customer retention rates that continue to exceed 80% and modest price increases across our software product lines.

Professional Fee Revenue (000’s)

	June 30,		Change
	2006	2005	$	%
Year ended	$47,912	$29,617	$18,295	61.8%

On a year-over-year basis, growth in professional fee revenue resulted from increased revenue from large software services engagements across several products, increased biller implementation revenue, and a positive impact from our acquisitions of Accurate in April 2005, IDS in September 2005 and Aphelionin October 2005.

The following set of tables provides line-by-line expense comparisons with their relative percentages of our consolidated revenues for the years ended June 30, 2006 and 2005, respectively.

Cost of Processing, Servicing and Support (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$342,535	39.0%	$296,912	39.6%

Cost of processing, servicing and support, as a percentage of revenue, improved by about 0.6% on a year-over-year basis. In both Electronic Commerce and Investment Services, we continued to focus investment on additional efficiency and quality improvements within our customer care processes and our information technology infrastructure, and leveraging a significantly fixed cost infrastructure to drive improvement in cost per transaction and cost per portfolio managed. Within Electronic Commerce, while our electronic payment rate hovered around 83% for over a year, our January 2006 acquisition of PhoneCharge added electronic phone-based payment transactions, helping to raise and maintain our electronic payment rate at 84%. Electronic payments carry a significantly lower variable cost per unit than paper-based payments and are far less likely to result in a costly customer care claim. Also, a portion of the PhoneCharge transactions are credit card payments, carrying interchange fees, which place downward pressure on gross margins for that part of the business. As we exited fiscal 2006, we expected near-term pressure on our gross margin as we invested in resources to support our high availability disaster recovery efforts beginning in the quarter ended June 30, 2006.

Research and Development (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$101,854	11.6%	$80,039	10.7%

Including capitalized development costs of $0.9 million for the year ended June 30, 2006, and $1.7 million for the year ended June 30, 2005, gross expenditures for research and development were $102.8 million, or 11.7% of consolidated revenues, for the year ended June 30, 2006, and $81.7 million, or 10.9% of consolidated revenues, for the year ended June 30, 2005. In addition to increased research and development costs resulting from our acquisitions of Accurate in April 2005, IDS in September 2005, Aphelion in October 2005 and PhoneCharge in January 2006, we continued to invest in product enhancement and productivity improvement initiatives in all of our core businesses. In particular, are write of our operating system within Investment Services was the primary driver of the increase in research and development costs as a percentage of revenue on a year-over-year basis.

Sales and Marketing (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$87,418	9.9%	$69,106	9.2%

The increase in sales and marketing costs, both in absolute dollars and as a percentage of revenue, was due primarily to our acquisitions of Accurate in April 2005, IDS in September 2005, Aphelion in October 2005 and PhoneCharge in January 2006. These businesses provided non-redundant marketing personnel, sales commissions and program costs and accounted for over 60% of our incremental sales and marketing costs in fiscal 2006. However, we continued to invest in incremental marketing programs and resources designed to further revenue growth in all of our business segments.

General and Administrative (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$61,948	7.0%	$57,486	7.7%

Although general and administrative costs continued to increase, we experienced improvement in general and administrative costs as a percentage of revenue. While we incurred incremental costs associated with our various acquisitions over the past year, we were able to effectively leverage corporate general and administrative resources through elimination of redundancy. Additionally, during fiscal 2005 we incurred significant Sarbanes-Oxley Act Section 404 compliance costs in preparation for our first internal control certification as of June 30, 2005. Once initial documentation and testing standards were established, we experienced a reduction in these compliance costs throughout fiscal 2006.

Depreciation and Amortization (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$99,530	11.3%	$175,719	23.4%

Depreciation and amortization expenses from operating fixed assets and capitalized software development costs increased modestly from $42.1 million for the year ended June 30, 2005, to $42.6 million for the year ended June 30, 2006. The remainder of the change in depreciation and amortization expense represents a net reduction in acquisition-related amortization.

Despite additional amortization expense from intangible assets acquired from Accurate in April 2005, IDS in September 2005, Aphelion in October 2005 and PhoneCharge in January 2006, acquisition-related amortization expense decreased overall from intangible assets that fully amortized during fiscal 2006. In particular, completion of the amortization of the TransPoint strategic agreements resulted in a decrease in amortization expense of approximately $83.0 million on a year-over-year basis. These strategic agreements, which provided $99.0 million of amortization expense in fiscal 2005, fully amortized by the end of the first quarter of fiscal 2006.

Reorganization Charge (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	—	—	$5,585	0.7%

Late in the quarter ended June 30, 2005, we terminated the employment of approximately 200 associates, re-scoping many positions with the intent to re-hire quickly, and eliminating some others. As part of this action, we moved our electronic billing and payment operations from Waterloo, Ontario, Canada to Norcross, Georgia, and closed the Canadian facility in October 2005. These actions resulted in a charge of $5.6 million.

Equity in Loss of Joint Venture (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$(3,100)	(0.4)%	$(2,984)	(0.4)%

In April 2004, we announced a joint venture, OneVu Limited (“OneVu”), with Voca Limited (“Voca”) , in the United Kingdom to create an integrated electronic billing and payment network for billers and banks in the United Kingdom. We have a 50% equity interest in OneVu, therefore, we account for our interest in OneVu under the equity method of accounting. We provided 100% of OneVu’s necessary working capital requirements during its formative stage, and therefore, the equity in net loss of OneVu represents 100% of the loss incurred by OneVu through March 31, 2006. In March 2006, we entered into an additional funding arrangement with Voca related to OneVu whereby both joint venture partners contributed approximately $830,000 in exchange for a security interest subordinate to our previous funding. OneVu obtained a line of credit facility from a bank in the amount of approximately $2.7 million. Accordingly, beginning in April 2006, we continued to record the operations of OneVu on the equity basis of accounting recognizing only 50% of the results of operations of OneVu. During the three years ended June 30, 2006, we invested $7.2 million in the joint venture.

Net Interest (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended
Interest income	$13,441		$8,809
Interest expense	(986)		(1,094)

Net interest	$12,455	1.4%	$7,715	1.1%

As a result of an increase in average cash and invested assets, combined with rising interest rates during fiscal 2006, our interest income increased from $8.8 million for the year ended June 30, 2005, to $13.4 million for the year ended June 30, 2006.

Our interest expense decreased by $0.1 million as capital lease and other borrowings remained fairly consistent in total over the past fiscal year.

Gain on Investments (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	—	—	$592	—

In the quarter ended March 31, 2005, we recorded a $0.6 million gain on the sale of stock. While we do not typically invest in equity securities, we received shares of stock from the demutualization of an insurance vendor. We sold the shares shortly after we received them, and recorded the proceeds as a gain on investments.

Income Tax Expense (000’s)

	June 30,
	2006		2005
	$	Effective Rate	$	Effective Rate
Year ended	$74,455	38.1%	$24,560	34.9%

Our overall blended statutory rate (federal, state and foreign combined) approached 39% without the benefit of tax planning strategies. Our effective rate of 38.1% and 34.9% for the years ended June 30, 2006 and 2005, respectively, was lower than our blended statutory rate due to tax-free municipal interest income and research and experimentation tax credits during the fiscal year.

Earnings from Discontinued Operations (000’s)

	June 30,
	2006		2005
	$	% Revenue	$	% Revenue
Year ended	$14,310	1.6%	$1,518	0.2%

In the quarter ended March 31, 2006, we divested the assets of M-Solutions, a component of Investment Services. SFAS 144, “Accounting for the Impairment or Disposal of Long-Lives Assets,” requires that we report the results of operations from the divested business, including the $12.8 million gain on the sale, separately as earnings from discontinued operations for all periods presented. Other than the gain itself, M-Solutions historically provided modest earnings on an annual basis.

Income Tax Expense on Discontinued Operations (000’s)

	June 30,
	2006		2005
	$	Effective Rate	$	Effective Rate
Year ended	$8,064	56.4%	$480	31.6%

Our earnings from discontinued operations include a $12.8 million gain on the sale of M-Solutions in the year ended June 30, 2006. Our book basis gain on the sale includes the impact of the related write-off of goodwill, which is non-deductible for income tax purposes. The higher tax basis gain on the sale resulted in an effective rate of 56.4% for fiscal 2006. With no impact of non-deductible expenses in fiscal 2005, our effective rate was 31.6%.

Safe Harbor Statement under the Private Securities Litigation and Reform Act of 1995

Except for the historical information contained herein, the matters discussed in this document include certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management’s intent, belief and expectations, such as statements concerning our future profitability, our cash flows and our operating and growth strategy. Words such as “believe,” “anticipate,” “expect,” “will,” “may,” “should,” “intend,” “plan,” “estimate,” “predict,” “potential,” “continue,” “likely” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements contained in this document and in other statements we make involve risks and uncertainties including, without limitation, the factors set forth under the caption “Risk Factors—Risks Related to Our Business” included elsewhere in this document and other factors detailed from time to time in our filings with the SEC. One or more of these factors have affected, and in the future could affect our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this document are based on information presently available to our management. We assume no obligation to update any forward-looking statements.

CHECKFREE FORM 10-Q EXCERPTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

CheckFree was founded in 1981 as an electronic payment processing company and has become a leading provider of financial electronic commerce products and services. Our current business was developed through the expansion of our core electronic payments business and the acquisition of companies operating similar or complementary businesses.

We operate our business through three independent but inter-related divisions:

•	Electronic Commerce;

•	Investment Services; and

•	Software.

Our Electronic Commerce Division products enable consumers to:

•	review bank accounts,

•	receive and pay bills over the Internet, and

•	pay billers directly through biller-direct sites, by telephone or through our walk-in retail agent network.

For the quarter ended September 30, 2007, we processed more than 351 million payment transactions and delivered approximately 64 million electronic bills (“e-bills”). For the year ended June 30, 2007, we processed more than 1.3 billion payment transactions and delivered approximately 226 million e-bills. The number of transactions we process and the number of e-bills we deliver each year continue to grow. Our Electronic Commerce Division accounted for approximately 73% of our consolidated revenues in the quarter ended September 30, 2007.

Through our Software Division, we provide software, maintenance, support and consulting services, through four product lines. These product lines are global treasury, reconciliation and exception management, transaction process management, and electronic billing. Our Software Division operates both domestically and internationally, and accounted for approximately 15% of our consolidated revenues in the quarter ended September 30, 2007.

Through our Investment Services Division, we provide a range of portfolio management services to help financial institutions, including broker dealers, money managers and investment advisors. As of September 30, 2007, our clients used the CheckFree APLSM portfolio management system (“CheckFree APL”) to manage nearly 2.8 million portfolios. Our Investment Services Division accounted for approximately 12% of our consolidated revenues in the quarter ended September 30, 2007.

Executive Summary

On August 2, 2007, we entered into an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Fiserv, Inc. (“Fiserv”) will acquire all of our outstanding shares of common stock for $48.00 per share in cash. Fiserv is a publicly traded Nasdaq company headquartered in Brookfield, Wisconsin and is a provider of technology solutions. On October 15, 2007, we were notified that the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Fiserv, Inc.’s pending acquisition of our company. On October 23, 2007, at a special stockholders meeting, our stockholders adopted the Merger Agreement with the affirmative vote of approximately 78.96% of the shares entitled to vote at the stockholders meeting. We expect the acquisition to close by December 31, 2007, subject to the receipt of other required regulatory approvals and customary closing conditions.

Recent acquisitions have had an impact on our results between the quarters ended September 30, 2006 and September 30, 2007:

•	Our acquisition of Corillian Corporation (“Corillian”) for $245 million in cash in May 2007;

•	Our acquisition of Carreker Corporation (“Carreker”) for $206 million in cash in April 2007; and

•	Our acquisition of substantially all of the assets of Upstream Technologies LLC (“Upstream”) for $28 million in cash in May 2007;

Due to growth in all of our business segments, including the positive impact of the acquisitions identified above, our consolidated revenue grew by more than 24% from the quarter ended September 30, 2006, to the quarter ended September 30, 2007.

We earned income from operations of $49.0 million in the quarter ended September 30, 2007, an increase of about 2% over the $48.2 million earned during the same period of the prior year. Excluding the impact of acquisition and integration costs of $5.3 million in the quarter ended September 30, 2007, income from operations would have increased by 12%.

Revenue in our Electronic Commerce Division of $206.8 million in the quarter ended September 30, 2007, represents growth of 21% over the same period in the prior year. The Corillian electronic banking business and the Carreker revenue enhancement (“RevE”) consulting practice combined to provide nearly 14% of our quarter over quarter growth, before the impact of purchase accounting on their related deferred revenues. The remainder of Electronic Commerce revenue growth was driven primarily by 13% growth in total payment transactions processed and 23% growth in the volume of e-bills we delivered.

Successful efforts to improve efficiency and quality have resulted in lower cost per transaction, allowing us to share scale efficiencies with our customers through volume-based pricing discounts. When combined with relatively lower margins within the aforementioned businesses we acquired from Corillian and Carreker, our operating margin within Electronic Commerce has remained fairly steady at nearly 35%.

Revenue in our Software Division of $43.2 million for the quarter ended September 30, 2007, represents growth of nearly 55% over the same period of the prior year due to our acquisition of Carreker. Quarter-over-quarter revenue in our legacy Software businesses remained relatively flat during our seasonally low first quarter of the fiscal year in both periods. Relatively low Carreker operating margins resulted in a decline in our overall operating margin in Software from nearly 23% for the quarter ended September 30, 2006 to nearly 13% for the quarter ended September 30, 2007.

Revenue in our Investment Services Division of $34.7 million for the quarter ended September 30, 2007, represents growth of 17% over the same period last year. We generated 20% quarter-over-quarter growth in portfolios managed to nearly 2.8 million as of September 30, 2007, from more than 2.3 million for the same period in the previous year, despite the expected loss of 0.1 million low priced reporting accounts in the quarter ended March 31, 2007. We continue to invest in the rewrite of our CheckFree APL operating system. We expect this investment to provide us the opportunity to expand our services into the rapidly growing separately managed accounts (“SMA” and “SMAs”) market. In May 2007, we purchased substantially all of the assets of Upstream, which provided nominal incremental revenue and operating income in the quarter ended September 30, 2007. Although we had an unusually large contract in the September 2007 quarter that temporarily raised our operating margin to 29%, with steady underlying portfolio growth, we expect our operating margin in Investment Services to remain around the upper teens to lower twenty percent range until we complete our system rewrite and the related migration of our customer base to the new operating platform.

The following table sets forth as percentages of total revenues, consolidated statements of operations data:

	Three Months Ended September 30,
	2007	2006
Total revenues	100.0%	100.0%
Expenses:
Cost of processing, servicing and support	41.5	40.6
Research and development	11.2	11.7
Sales and marketing	9.8	9.3
General and administrative	10.8	7.8
Depreciation and amortization	9.5	9.5

Total expenses	82.8	78.9

Income from operations	17.2	21.1
Equity in net loss of joint venture	(0.2)	(0.2)
Interest income (expense), net	(0.2)	1.4

Income before income taxes	16.8	22.3
Income tax expense	6.3	8.7

Net income	10.5%	13.6%

Results of Operations

The following table sets forth our consolidated revenues for the quarters ended September 30, 2007 and 2006, respectively:

Total Revenues (000’s)

	September 30,		Change
	2007	2006	$	%
Quarter ended	$284,664	$228,619	$56,045	24.5%

Our growth in total revenues of 24.5% was driven by 21% growth in our Electronic Commerce business, nearly 55% growth in our Software business and 17% growth in our Investment Services business.

Quarter-over-quarter growth in Electronic Commerce revenue has been driven primarily by the RevE consulting practice from our acquisition of Carreker in April 2007 and the Corillian electronic banking business acquired in May 2007. On a combined basis the acquisitions accounted for approximately 14% of our quarter-over-quarter revenue growth within Electronic Commerce. The remainder of our revenue growth in Electronic Commerce was driven primarily by growth in payment transactions processed and the volume of e-bills we delivered.

Total transactions processed grew by nearly 13%, from 311.7 million for the quarter ended September 30, 2006 to 351.6 million for the quarter ended September 30, 2007, composed of approximately 20% growth in consumer service provider (“CSP”) based transactions and a decline of approximately 9% in non-CSP based transactions. Revenue growth from CSP based payment transaction growth was offset by tier-based volume pricing discounts which resulted in a $0.04 quarter-over-quarter decrease in average revenue per CSP transaction. Growth in relatively high-priced phone-based payments in our non-CSP category was more than offset by a decline in walk-in payments where our customers have been shifting to a consumer fee-based pricing model, which provides us with fewer, but more profitable, transactions and a decline in payments made directly at biller websites. The change in the mix within the non-CSP area resulted in a $0.08 quarter-over-quarter increase in average revenue per non-CSP transaction. We delivered 63.9 million e-bills during the quarter ended September 30, 2007, representing growth of 23% over the 51.8 million e-bills delivered in the same period of the prior year. Although revenue per e-bill had remained relatively consistent at $0.16 over the past few years, during the second half of fiscal 2007, revenue per e-bill increased to $0.17 due to our decision to reduce the delivery of screen scraped bills that generated no revenue.

Growth in Software revenue was due to our acquisition of Carreker in April 2007. The September quarter is our seasonally lowest period within our legacy software businesses, which reported relatively flat quarter-over-quarter revenue.

Quarter-over-quarter revenue growth within Investment Services was primarily due to a 20% increase in portfolios managed, from more than 2.3 million as of September 30, 2006 to nearly 2.8 million as of September 30, 2007. We continue to provide incentives for our customers to sign multi-year contracts and continue to experience a business mix shift to lower priced services, both of which have resulted in a modest reduction to our revenue per average portfolio managed. Our acquisition of Upstream in May 2007 had only nominal impact on our revenue growth.

The following tables set forth comparative revenues, by type, for the quarters ended September 30, 2007 and 2006, respectfully.

Processing and Servicing Revenue (000’s)

	September 30,		Change
	2007	2006	$	%
Quarter ended	$218,114	$195,478	$22,636	11.6%

We earn processing and servicing revenue in both our Electronic Commerce and our Investment Services businesses. Quarter over quarter revenue growth was driven primarily by growth in payment transactions processed and e-bills delivered within Electronic Commerce as well as portfolio growth within Investment Services. Total payment transactions increased by nearly 13%, from 311.7 million for the quarter ended September 30, 2006 to 351.6 million for the quarter ended September 30, 2007, composed of approximately 20% growth in CSP based transactions and a decline of approximately 9% in non-CSP based transactions. Revenue growth from CSP based payment transaction growth was offset by tier-based volume pricing discounts which resulted in a $0.04 quarter over quarter decrease in average revenue per CSP transaction. Growth in relatively high-priced phone-based payments in our non-CSP category was more than offset by a decline in walk-in payments where our customers have been shifting to a consumer fee-based pricing model, which provides us with fewer, but more profitable, transactions and a decline in payments made directly at biller websites. The change in the mix within the non-CSP area resulted in a $0.08 quarter over quarter increase in average revenue per non-CSP transaction. We delivered 63.9 million e-bills during the quarter ended September 30, 2007, representing growth of 23% over the 51.8 million e-bills delivered in the same period of the prior year. In our Investment Services business, we experienced approximately 20% growth in portfolios managed, from more than 2.3 million as of September 30, 2006, to nearly 2.8 million as of September 30, 2007. Finally, incremental revenue from our acquisitions of Corillian and Upstream in the quarter ended June 30, 2007 provided approximately 2% of our quarter over quarter growth in processing and servicing revenue.

License Fee Revenue (000’s)

	September 30,		Change
	2007	2006	$	%
Quarter ended	$15,412	$9,074	$6,338	69.8%

License revenue has traditionally been derived almost exclusively from product sales within our Software Division. However, with our May 2007 acquisition of Corillian, we have begun to reflect license revenue in our Electronic Commerce Division. Our April 2007 acquisition of Carreker also provided license fee revenue. On a combined basis, approximately two-thirds of our quarter-over-quarter growth in license fee revenue resulted from the Carreker and Corillian acquisitions. The first fiscal quarter is a seasonally slow period in our core software businesses which provided the remaining growth.

Maintenance Fee Revenue (000’s)

	September 30,		Change
	2007	2006	$	%
Quarter ended	$21,988	$11,530	$10,458	90.7%

Maintenance fees, which represent annually renewable product support for our software customers, primarily relate to our Software Division, and tend to grow with incremental license sales from previous periods. Our traditional maintenance base continues to grow as a result of recent license sales, high annual customer retention, and moderate price increases across all of our Software businesses. However, on a combined basis, approximately 85% of our quarter-over-quarter growth in maintenance fee revenue resulted from our acquisitions of Carreker and Corillian in the quarter ended June 30, 2007. We recognize maintenance fees ratably over the term of the related contractual support period. Based on the nature of maintenance fees, we would expect minimal future growth without continued incremental license sales.

Professional Fee Revenue (000’s)

	September 30,		Change
	2007	2006	$	%
Quarter ended	$29,150	$12,537	$16,613	132.5%

Professional fee revenue consists primarily of consulting and implementation fees across all three of our divisions. Our expanded product lines over the past several years, including our acquisitions of Carreker, Corillian and Upstream in the quarter ended June 30, 2007, have provided us additional opportunities to offer services to our customers. On a combined basis, the addition of Carreker, Corillian and Upstream provided quarter-over-quarter growth in professional fee revenue of approximately 139%. An unusually large consulting engagement in our Software Division in the prior year resulted in a quarter-over-quarter decline in our legacy professional service fee revenue. Professional fees are typically project oriented and they tend to fluctuate from period to period.

Cost of Processing, Servicing and Support (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$118,237	41.5%	$92,849	40.6%

On a combined basis, approximately 85% of the dollar growth in cost of processing, servicing and support is due to our acquisitions of Carreker and Corillian in the quarter ended June 30, 2007. Cost of processing, servicing and support, as a percentage of revenue, has increased by nearly 1% on a quarter-over-quarter basis due primarily to the lower gross margins of the consulting services and customer support components of Carreker and Corillian, offsetting cost efficiency gains in our legacy businesses. In both Electronic Commerce and Investment Services, we continue to focus investment on additional efficiency and quality improvement within our customer care processes and our information technology infrastructure, and are leveraging a significantly fixed cost infrastructure to drive improvement in cost per transaction processed and cost per portfolio managed. Within Electronic Commerce, our electronic payment rate is currently 84%. Electronic payments carry a significantly lower variable cost per unit than paper-based payments and are far less likely to result in a costly customer care claim. With our current mix of businesses within Electronic Commerce, it is difficult to raise the electronic rate above the 84% level as it takes an increasing number of relatively small merchants to sign up for electronic payment receipt to improve the ratio by a single percentage point. Also, a portion of the pay by phone transactions are credit card payments, carrying interchange fees, which place negative pressure on gross margins for that part of our business. Relatively high growth in credit card payments in the future could place downward pressure on the gains we expect from continued Six Sigma-based process improvements within our Electronic Commerce business. Looking forward, we expect some near-term pressure on our gross margin as we invest in resources to support our data center and high-availability disaster recovery efforts. These efforts began in earnest in the quarter ended June 30, 2006, and we expect continued investment in this area well into fiscal 2008.

Research and Development (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$31,975	11.2%	$26,738	11.7%

We continue to invest in product enhancement and productivity improvement initiatives in all of our core businesses, including the rewrite of our operating system within Investment Services, named CheckFree EPLSM (Enhanced Portfolio Lifecycle). Testing of EPL is ongoing, and we are scheduled to begin initial customer migrations in the next few months. Incremental research and development costs from our acquisitions of Carreker, Corillian and Upstream in the quarter ended June 30, 2007, exceeded our quarter-over-quarter decline in research and development, as lower costs in our Software Division resulted from the timing of certain software development projects.

Sales and Marketing (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$27,869	9.8%	$21,275	9.3%

Nearly all of the quarter over quarter increase in sales and marketing expense is the combined result of our acquisitions of Carreker, Corillian and Upstream in the quarter ended June 30, 2007. Sales and marketing costs as a percentage of revenue within both Carreker and Corillian are higher than our legacy businesses, but are consistent with a software business model that supports a direct sales force and incurs variable sales commissions on product sales.

General and Administrative (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$30,710	10.8%	$17,749	7.8%

Our pending merger with Fiserv and our recent acquisitions of Carreker, Corillian and Upstream have resulted in approximately $5.3 million of merger related fees and integration costs in the quarter ended September 30, 2007. Additionally, although acquisition related synergy actions were announced in the quarter ended June 30, 2007, certain of the associates within general and administrative areas will remain well into the current fiscal year to ensure an effective migration of internal systems. Absent these merger related costs and carryover costs, we have largely been able to leverage our general and administrative costs.

Depreciation and Amortization (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$26,868	9.4%	$21,805	9.5%

Depreciation and amortization expense resulting from the purchase of operating fixed assets and capitalized software development costs increased to $13.1 million for the quarter ended September 30, 2007, from $10.8 million for the quarter ended September 30, 2006, due primarily to fixed asset additions resulting from the acquisitions of Carreker, Corillian and Upstream in the quarter ended June 30, 2007. The remainder of our depreciation and amortization expense represents purchase accounting amortization, which has also increased due to the aforementioned acquisitions. Over the past six quarters we have capitalized approximately $47.9 million in property, plant and equipment related to construction-in-progress for the addition of a data center facility. We expect a fairly substantial increase in depreciation expense as the data center becomes operational, which is expected to happen during the quarter ending December 31, 2007.

Equity in Net Loss of Joint Venture (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended	$(423)	-0.2%	$(458)	-0.2%

In April 2004, we announced a joint venture, OneVu Limited (“OneVu”), with Voca Limited (“Voca”), to create an integrated electronic billing and payment network for billers and banks in the United Kingdom. We have an equity interest of approximately 46.6% in OneVu and, therefore, we account for our interest in OneVu under the equity method of accounting. We provided 100% of OneVu’s necessary working capital requirements during its formative stage and, therefore, the equity in net loss of OneVu represented 100% of losses incurred by OneVu through March 31, 2006. In March 2006, we entered into an additional funding arrangement with Voca related to OneVu whereby both joint venture partners contributed approximately $830,000 in exchange for a security interest in OneVu subordinate to our previous funding. OneVu obtained a line of credit facility from a bank in the amount of approximately $2.7 million and we have guaranteed the credit facility. Accordingly, beginning in April 2006, we continued to record the operations of OneVu on the equity basis of accounting now recognizing 46.6% of the results of operations of OneVu. Because of our debt guarantee, our portion of the operating losses has caused the carrying value of our investment in the joint venture to fall below zero, becoming a liability in the quarter ended September 30, 2006. The liability will continue to increase as long as the joint venture incurs losses and will be reduced by our share of any profits.

Net Interest Income (Expense) (000’s)

	September 30,
	2007		2006
	$	% Revenue	$	% Revenue
Quarter ended:
Interest income	$2,121		$3,581
Interest expense	(2,795)		(287)
Net interest income (expense)	$(674)	-0.2%	$3,294	1.4%

Cash flow provided by operating activities during the year ended June 30, 2007 was used to fund a $150 million share repurchase program and a significant portion of our acquisitions of Carreker, Corillian and Upstream. The related decline in quarter-over-quarter average invested assets resulted in lower interest income. The remainder of our acquisition funding was provided through draws against our revolving credit facility in the quarter ended June 30, 2007. As of September 30, 2007, the outstanding balance on the revolving credit facility was approximately $122 million, down from $204 million as of June 30, 2007. The increase in interest expense is due primarily to the debt service on the revolving credit facility. Our data center financing agreement accumulated a balance of $47.9 million as of September 30, 2007; however, construction period interest expense related to the data center credit facility has been capitalized to construction-in-progress and interest expense from this credit facility will not impact our income statement until the data center is placed in service, which is expected to happen during the quarter ending December 31, 2007.

Income Tax Expense (000’s)

	September 30,
	2007		2006
	$	Effective Rate	$	Effective Rate
Quarter ended	$18,061	37.7%	$19,822	38.8%

Our overall blended statutory rate (federal, state and foreign combined) approached 38.5%. Our effective rate of 37.7% and 38.8% for the quarters ended September 30, 2007 and 2006, respectively, differs from our blended statutory rate due to tax free municipal interest income earned on our investment portfolio, earned research and development tax credits and differing income tax rates in the various tax jurisdictions in which we operate, net of certain valuation allowances against net operating losses in certain tax jurisdictions that we do not anticipate using in the future.

We adopted the provisions of FIN 48 effective July 1, 2007; however, the adoption of FIN 48 had no material impact on our quarterly operating results or effective tax rate for the three months ended September 30, 2007.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters discussed in this document include certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding our and management’s intent, belief and expectations, such as statements concerning our future profitability and our operating and growth strategy. Words such as “believe,” “anticipate,” “expect,” “will,” “may,” “should,” “intend,” “plan,” “estimate,” “predict,” “potential,” “continue,” “likely” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements contained in this document and in other statements we make involve risks and uncertainties including, without limitation, the factors set forth under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended June 30, 2007, and other factors detailed from time to time in our filings with the SEC. One or more of these factors have affected, and in the future could affect our businesses and financial results in the future and could cause actual results to differ materially from plans and projections. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements made in this document are based on information presently available to our management. We assume no obligation to update any forward-looking statements.